SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated September 5, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	September 8, 2014	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

COMPLETION OF THE SUBSCRIPTION OF 18% INTEREST IN TRUE

CORPORATION PUBLIC COMPANY LIMITED

The Board is pleased to announce that, in respect of the Share Subscription Agreement entered into between CMI Holdings and True Corporation on 9 June 2014, all necessary approvals from the government and relevant regulatory authorities in respect of the Subscription have been obtained, and other conditions precedent to the completion of the Subscription have also been satisfied. Completion of the Subscription has taken place in accordance with the terms of the Share Subscription Agreement. Two designees nominated by CMI Holdings have been appointed as directors of True Corporation upon completion of the Subscription.

Reference is made to the announcement dated 9 June 2014 of China Mobile Limited (the “Company”) in relation to the subscription of 18% interest in True Corporation Public Company Limited (“True Corporation”) by China Mobile International Holdings Limited (“CMI Holdings”), a wholly-owned subsidiary of the Company (the “Subscription”), and the intention of the Company and True Corporation to explore extensive and long-term business cooperation.

A-1

The board of directors of the Company (the “Board”) is pleased to announce that, in respect of the share subscription agreement entered into between CMI Holdings and True Corporation on 9 June 2014 (the “Share Subscription Agreement”), all necessary approvals from the government and relevant regulatory authorities in respect of the Subscription have been obtained, and other conditions precedent to the completion of the Subscription have also been satisfied. Completion of CMI Holdings’ subscription from True Corporation of 4,429,427,068 ordinary shares of True Corporation (representing 18% of the total issued and outstanding shares of True Corporation) has taken place in accordance with the terms of the Share Subscription Agreement. Immediately following completion of the Subscription, CMI Holdings will become the second largest shareholder of True Corporation. Two designees nominated by CMI Holdings have been appointed as directors of True Corporation upon completion of the Subscription.

By Order of the Board China Mobile Limited Xi Guohua
Chairman

Hong Kong, 5 September 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-2